SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2004

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
(Commission File Number)	(Commission File Number)
59-1562976	None
(I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428,	Carnival House, 5 Gainsford Street, London SE1 2NE, United Kingdom
(Address of principal executive offices) (zip code)	(Address of principal executive offices) (zip code)
(305) 599-2600	011 44 20 7940 5381
(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
(Former name and former address, if changed since last report)	(Former name and former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure.

Attached hereto as Exhibit 99.1 is the Carnival Corporation and Carnival plc (formerly known as P&O Princess Cruises plc) (together, "Carnival Corporation & plc") combined fiscal 2003 unaudited pro forma financial information, that gives pro forma effect to the dual listed company ("DLC") transaction, completed on April 17, 2003, between such companies, which implemented Carnival Corporation & Carnival plc's DLC structure. This pro forma information has been presented in accordance with Article 11 of the Securities and Exchange Commission's ("SEC") Regulation S-X, and is being filed solely in order to comply with the SEC's pro forma financial reporting requirements.

Notice is hereby given that, as a result of a corporate reorganization transaction completed on February 27, 2004, the P&O Princess Cruises International Limited Deed of Guarantee, dated as of June 19, 2003 ("the Guarantee"), was terminated pursuant to Section 5.4 (C) thereof, effective as of February 27, 2004. The termination of the Guarantee does not have any effect on the Carnival Corporation & plc consolidated financial statements and is being disclosed herein solely because Section 8.3 of the Guarantee permits this notice to be made in a Carnival Corporation and a Carnival plc Current Report on Form 8-K.

Item 7. Financial Statements, Proforma Financial Information and Exhibits.

Carnival Corporation & plc's fiscal 2003 unaudited pro forma financial information, that gives pro forma effect to the DLC transaction, is included in Exhibit 99.1.

Item 9. Information to be included in the Report.

Attached hereto as Exhibit 99.2 is the Carnival Corporation and Carnival plc combined fiscal 2002 unaudited pro forma financial information, that gives pro forma effect to the DLC transaction, which is only being furnished for informational purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Executive Vice President
and Chief Financial and
Accounting Officer

Date: March 5, 2004

CARNIVAL PLC

By: /s/Gerald R. Cahill
Name: Gerald R. Cahill
Title: Executive Vice President
and Chief Financial and
Accounting Officer

Date: March 5, 2004

Exhibit List

Exhibit	Description
99.1	Carnival Corporation & plc's fiscal 2003 unaudited pro forma financial information.
99.2	Carnival Corporation & plc's fiscal 2002 unaudited pro forma financial information.

Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF CARNIVAL CORPORATION & PLC

The following unaudited pro forma financial information gives pro forma effect to the dual listed company ("DLC") transaction between Carnival Corporation ("Carnival") and Carnival plc (formerly known as P&O Princess Cruises plc) (together, "Carnival Corporation & plc"), which was completed on April 17, 2003 and implemented Carnival and Carnival plc's DLC structure, after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma financial information should be read in conjunction with the fiscal 2003 consolidated financial statements, including the related notes, of Carnival Corporation & plc that are included in Carnival Corporation & plc's joint Annual Report on Form 10-K, dated February 24, 2004.

The DLC transaction has been accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations." The pro forma adjustments include estimates of the fair value of the identifiable assets and liabilities acquired. In accordance with the purchase method of accounting, the Carnival plc accounting policies have been conformed to Carnival's accounting policies and Carnival plc's year end has been changed to November 30.

The unaudited pro forma statement of operations for the year ended November 30, 2003 has been prepared as if the DLC transaction had occurred on December 1, 2002 rather than April 17, 2003. The following unaudited pro forma financial information:

- is presented for illustrative purposes only and, because of its nature, may not give a true picture of the results of operations of Carnival Corporation & plc;

- does not purport to represent what the results of operations actually would have been if the DLC transaction had occurred on December 1, 2002 or what those results will be for any future periods. The pro forma adjustments are based upon currently available information;

- does not reflect the results of business operations or trading since November 30, 2003; and

- has not been adjusted to reflect any net transaction benefits.

Unaudited Pro Forma Statement of Operations
For the Year Ended November 30, 2003
(In millions, except per share data)

	Carnival Corporation & plc (as reported)	Carnival plc (December 1, 2002 through April 17, 2003)	Pro forma adjustments	Pro forma Carnival Corporation & plc
Revenues				
Cruise				
Passenger tickets	$5,039	$693		$5,732
Onboard and other	1,420	180		1,600
Other	259	5		264
	6,718	878		7,596
Costs and Expenses				
Operating				
Cruise				
Passenger tickets	1,021	207		1,228
Onboard and other	229	50		279
Payroll and related	744	97		841
Food	393	54		447
Other ship operating	1,237	191		1,428
Other	194	9		203
Total	3,818	608		4,426
Selling and administrative	932	216	$(51) (a)	1,097
Depreciation and amortization	585	75	(6) (b)	654
	5,335	899	(57)	6,177
Operating Income (Loss)	1,383	(21)	57	1,419
Nonoperating (Expense) Income				
Interest income	27	1		28
Interest expense, net of capitalized interest	(195)	(33)	4 (c)	(224)
Other income, net	8	4		12
	(160)	(28)	4	(184)
Income (Loss) Before Income Taxes	1,223	(49)	61	1,235
Income Tax (Expense) Benefit, Net	(29)	8	(4) (d)	(25)
Net Income (Loss)	$1,194	$ (41)	$ 57	$1,210
Earnings Per Share (e)				
Basic	$1.66			$1.52
Diluted	$1.66			$1.51

See accompanying notes to unaudited pro forma financial information of Carnival Corporation & plc.

Notes to the unaudited pro forma financial information of Carnival Corporation & plc

1. Basis of Presentation

The unaudited pro forma financial information has been prepared on the basis that the DLC transaction has been accounted for using the purchase method of accounting with Carnival as the acquirer. The pro forma financial information is based upon the accounting policies of Carnival and should be read in conjunction with Carnival Corporation & plc's consolidated financial statements included in Exhibit 13 to their joint Annual Report on Form 10-K, dated February 24, 2004.

2. Pro forma Adjustments

(a) In 2003, Carnival plc incurred and expensed costs of $51 million related to the completion of the DLC transaction with Carnival. An adjustment has been made to reverse this $51 million in the 2003 pro forma statement of operations since Carnival Corporation & plc believes that these costs are nonrecurring charges directly attributable in all material respects to the DLC transaction.

(b) An adjustment of $689 million has been made to reduce the carrying values of 15 Carnival plc ships, including three ships under construction at the April 17, 2003 acquisition date. This balance sheet adjustment was based on a valuation study performed by an appraisal firm engaged to assist in establishing the estimated fair values of Carnival plc's cruise ships and non-amortizable and amortizable intangible assets as of the acquisition date. Accordingly, a $6 million adjustment was made in the 2003 pro forma statement of operations to reduce depreciation expense as a result of this revaluation in ship carrying values.

(c) An adjustment of $53 million has been made to increase the carrying value of Carnival plc's long-term debt to reflect current interest rates at the acquisition date. The fair value of this debt was based upon quoted market prices or the discounted present value of future amounts payable on the debt. The fair value adjustment is being amortized over the remaining terms of the debt, which results in an adjustment of $4 million to decrease interest expense in the 2003 pro forma statement of operations.

(d) An adjustment of $4 million has been made to increase income tax expense in the 2003 pro forma statement of operations to record the tax effect of the pro forma adjustments.

(e) The pro forma weighted-average number of shares has been calculated as if the DLC transaction had occurred on December 1, 2002 rather than April 17, 2003, and after adjusting for the Carnival plc share reorganization of 3.3289 existing Carnival plc shares for one new Carnival plc share. Our 2003 basic and diluted earnings per share were computed as follows (amounts in millions, except per share data):

	Carnival Corporation & plc (as reported)	Pro forma Carnival Corporation & plc
Net income	$1,194	$1,210
Interest on dilutive convertible notes	5	5
Net income for diluted earnings per share	$1,199	$1,215
Weighted-average common and ordinary shares outstanding	718	797
Dilutive effect of convertible notes	4	4
Dilutive effect of stock option plans	2	4
Diluted weighted-average shares outstanding	724	805
Basic earnings per share	$1.66	$1.52
Diluted earnings per share	$1.66	$1.51

The net income for diluted earnings per share included an adjustment to increase net income by $5 million representing the imputed interest expense recorded on Carnival's Zero-coupon notes. The diluted weighted-average shares outstanding included 4 million shares that could be converted at these noteholders' options. The conversion of these Zero-coupon notes was only dilutive in the 2003 third quarter.

Exhibit 99.2

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF CARNIVAL CORPORATION & PLC

The following unaudited pro forma financial information gives pro forma effect to the dual listed company ("DLC") transaction between Carnival Corporation ("Carnival") and Carnival plc (formerly known as P&O Princess Cruises plc) (together, "Carnival Corporation & plc"), which was completed on April 17, 2003 and implemented Carnival and Carnival plc's DLC structure, after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma financial information should be read in conjunction with the fiscal 2003 consolidated financial statements, including the related notes, of Carnival Corporation & plc that are included in Carnival Corporation & plc's joint Annual Report on Form 10-K, dated February 24, 2004.

The DLC transaction has been accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations." The pro forma adjustments include estimates of the fair value of the identifiable assets and liabilities acquired. In accordance with the purchase method of accounting, the Carnival plc accounting policies have been conformed to Carnival's accounting policies and Carnival plc's year end has been changed to November 30.

The unaudited pro forma statement of operations for the year ended November 30, 2002 has been prepared as if the DLC transaction had occurred on December 1, 2001 rather than April 17, 2003. The following unaudited pro forma financial information:

- is presented for illustrative purposes only and, because of its nature, may not give a true picture of the results of operations of Carnival Corporation & plc;

- does not purport to represent what the results of operations actually would have been if the DLC transaction had occurred on December 1, 2001 or what those results will be for any future periods. The pro forma adjustments are based upon currently available information;

- does not reflect the results of business operations or trading since November 30, 2002; and

- has not been adjusted to reflect any net transaction benefits.

Unaudited Pro Forma Statement of Operations
For the Year Ended November 30, 2002
(In millions, except per share data)

	Carnival	Carnival plc	Pro forma adjustments	Pro forma Carnival Corporation & plc
Revenues				
Cruise				
Passenger tickets	$3,346	$1,782		$5,128
Onboard and other	898	458		1,356
Other	139	145		284
	4,383	2,385		6,768
Costs and Expenses				
Operating				
Cruise				
Passenger tickets	658	464		1,122
Onboard and other	116	124		240
Payroll and related	458	218		676
Food	256	125		381
Other ship operating	734	415		1,149
Other	108	103		211
Total	2,330	1,449		3,779
Selling and administrative	609	454	$(104) (a)	959
Depreciation and amortization	382	166	(14) (b)	534
Impairment charge	20			20
	3,341	2,069	(118)	5,292
Operating Income	1,042	316	118	1,476
Nonoperating (Expense) Income				
Interest income	32	13		45
Interest expense, net of				
capitalized interest	(111)	(86)	7 (c)	(190)
Other (expense) income, net	(4)	1		(3)
	(83)	(72)	7	(148)
Income Before Income Taxes	959	244	125	1,328
Income Tax Benefit (Expense), Net	57	(3)	(7) (d)	47
Net Income	$1,016	$ 241	$118	$1,375
Earnings Per Share (e)				
Basic	$1.73			$1.73
Diluted	$1.73			$1.72

See accompanying notes to unaudited pro forma financial information of Carnival Corporation & plc .

Notes to the unaudited pro forma financial information of Carnival Corporation & plc

1. Basis of Presentation

The unaudited pro forma financial information has been prepared on the basis that the DLC transaction has been accounted for using the purchase method of accounting with Carnival as the acquirer. The pro forma financial information is based upon the accounting policies of Carnival and should be read in conjunction with Carnival Corporation & plc's consolidated financial statements included in Exhibit 13 to their joint Annual Report on Form 10-K, dated February 24, 2004.

2. Pro forma Adjustments

(a) In 2002, Carnival plc incurred and expensed costs of $104 million related to its terminated Royal Caribbean dual listed company transaction and the completion of the DLC transaction with Carnival. An adjustment has been made to reverse this $104 million in the 2002 pro forma statement of operations since Carnival Corporation & plc believes that these costs are nonrecurring charges directly attributable in all material respects to the DLC transactions.

(b) An adjustment of $689 million has been made to reduce the carrying values of 15 Carnival plc ships, including three ships under construction at the April 17, 2003 acquisition date. This balance sheet adjustment was based on a valuation study performed by an appraisal firm engaged to assist in establishing the estimated fair values of Carnival plc's cruise ships and non-amortizable and amortizable intangible assets as of the acquisition date. Accordingly, a $14 million adjustment was made in the 2002 pro forma statement of operations to reduce depreciation expense as a result of this revaluation in ship carrying values.

(c) An adjustment of $53 million has been made to increase the carrying value of Carnival plc's long-term debt to reflect current interest rates at the acquisition date. The fair value of this debt was based upon quoted market prices or the discounted present value of future amounts payable on the debt. The fair value adjustment is being amortized over the remaining terms of the debt, which results in an adjustment of $7 million to decrease interest expense in the 2002 pro forma statement of operations.

(d) An adjustment of $7 million has been made to increase income tax expense in the 2002 pro forma statement of operations to record the tax effect of the pro forma adjustments.

(e) The pro forma weighted-average number of shares has been calculated as if the DLC transaction had occurred on December 1, 2001 rather than April 17, 2003, and after adjusting for the Carnival plc share reorganization of 3.3289 existing Carnival plc shares for one new Carnival plc share. Our 2002 basic and diluted earnings per share were computed as follows (amounts in millions, except per share data):

	Carnival Corporation (as reported)	Pro forma Carnival Corporation & plc
Net income	$1,016	$1,375
Weighted-average common and ordinary shares outstanding	587	795
Dilutive effect of stock option plans	1	5
Diluted weighted-average shares outstanding	588	800
Basic earnings per share	$1.73	$1.73
Diluted earnings per share	$1.73	$1.72